                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     -------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 1)(1)


                                    TRIMERIS, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     896263 10 0
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 17, 1998
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                  (Page  of 7 Pages)

--------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-------------------------------------------------------------------------------
CUSIP NO.  896263 10 0                13D                   Page 2 of 7 Pages
-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                            -0-
      NUMBER OF              --------------------------------------------------
        SHARES                 8       SHARED VOTING POWER
     BENEFICIALLY                           258,500
       OWNED BY              --------------------------------------------------
         EACH                  9       SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                             -0-
                             --------------------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                            258,500
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               258,500
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 / /
-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.4%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  896263 10 0                13D                   Page 3 of 7 Pages
-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               BVF PARTNERS L.P.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
               OO
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
                                            -0-
      NUMBER OF             ---------------------------------------------------
        SHARES                 8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                         523,000
      REPORTING             ---------------------------------------------------
     PERSON WITH               9       SOLE DISPOSITIVE POWER

                                            -0-
                            ---------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                            523,000
-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               523,000
-------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                / /
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.9%
-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  896263 10 0                13D                   Page 4 of 7 Pages
-------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               BVF INC.
-------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /  (b)  / /
-------------------------------------------------------------------------------
  3       SEC USE ONLY

-------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*
               WC, OO
-------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
-------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
                                           -0-
     NUMBER OF              ---------------------------------------------------
      SHARES                  8       SHARED VOTING POWER
    BENEFICIALLY
   OWNED BY EACH                            523,000
     REPORTING             ---------------------------------------------------
    PERSON WITH               9       SOLE DISPOSITIVE POWER

                                           -0-
                            ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                           523,000
-------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               523,000
-------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  / /
-------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.9%
-------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON*
               IA, CO
-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP NO.  896263 10 0                13D                   Page 5 of 7 Pages
-------------------------------------------------------------------------------

     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock"), of Trimeris Inc., a Delaware corporation ("Trimeris").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since September 17, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 31,500 shares of the Stock for an aggregate consideration of $139,185.20, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and has sold on behalf of such limited partnership an aggregate number of 29,000 shares of the Stock for an aggregate consideration of $278,111.41. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has purchased on behalf of such managed accounts an aggregate number of 21,000 shares of the Stock for an aggregate consideration of $89,417.60, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such managed accounts, and has sold on behalf of such managed accounts an aggregate number of 53,500 shares of the Stock for an aggregate consideration of $506,447.62.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 258,500 shares of the Stock, Partners beneficially owns 523,000 shares of the Stock, and BVF Inc. beneficially owns 523,000 shares of the Stock, approximately 2.4%, 4.9% and 4.9%, respectively, of the aggregate number of shares outstanding as of November 12, 1998 (as reported in Trimeris' most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 258,500 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 523,000 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG

-------------------------------------------------------------------------------
CUSIP NO.  896263 10 0                13D                   Page 6 of 7 Pages
-------------------------------------------------------------------------------


Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the last 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Stock on December 17, 1998.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

-------------------------------------------------------------------------------
CUSIP NO.  896263 10 0                13D                   Page 7 of 7 Pages
-------------------------------------------------------------------------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By: /s/ Mark N. Lampert
                   -------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By: /s/ Mark N. Lampert
               -------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By: /s/ Mark N. Lampert
         -------------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 11, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By: /s/ Mark N. Lampert
                   -------------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By: /s/ Mark N. Lampert
              -------------------------------
               Mark N. Lampert
               President

     BVF INC.


     By: /s/ Mark N. Lampert
         -------------------------------
          Mark N. Lampert
          President

                                 EXHIBIT B

              TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                          DURING THE PAST SIXTY DAYS


----------------------------------------------------------------------------------------------------------------------------------
                                            For the                                     Price per
 Trade Date            By                  Account of              Quantity               Share        Type of Trade       Broker
----------------------------------------------------------------------------------------------------------------------------------
09/28/98               BVF                 Partners                 3,000                $5.5417         Purchase            INET
----------------------------------------------------------------------------------------------------------------------------------
09/30/98               BVF                 Partners                 6,000                $5.1875         Purchase            INET
----------------------------------------------------------------------------------------------------------------------------------
09/30/98               ILL10               Partners                 1,000                $5.1875         Purchase            INET
----------------------------------------------------------------------------------------------------------------------------------
09/30/98               PAL                 Partners                 1,000                $5.1875         Purchase            INET
----------------------------------------------------------------------------------------------------------------------------------
10/07/98               BVF                 Partners                 6,500                $4.2500         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/07/98               ILL10               Partners                 2,000                $4.2500         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/07/98               PAL                 Partners                 2,000                $4.2500         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/07/98               ZPG                 Partners                 1,000                $4.2500         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/07/98               BVF Ltd.            Partners                 5,000                $4.2500         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/08/98               BVF                 Partners                 5,500                $4.1250         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/08/98               BVF Ltd.            Partners                 5,500                $4.1250         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/09/98               BVF                 Partners                 1,000                $3.9375         Purchase            INET
----------------------------------------------------------------------------------------------------------------------------------
10/09/98               BVF                 Partners                 2,500                $4.0000         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/12/98               BVF                 Partners                 3,500                $3.9286         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/12/98               BVF Ltd.            Partners                 3,500                $3.9286         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/13/98               BVF                 Partners                 2,500                $3.7500         Purchase            MONT
----------------------------------------------------------------------------------------------------------------------------------
10/14/89               BVF                 Partners                 1,000                $3.7500         Purchase            INET
----------------------------------------------------------------------------------------------------------------------------------
11/03/98               BVF                 Partners               (19,000)               $9.6328         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
11/03/98               BVF Ltd.            Partners               (18,000)               $9.6328         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
11/03/98               BVF                 Partners                (3,000)              $10.0000         Sale                INET
----------------------------------------------------------------------------------------------------------------------------------
11/03/98               PAL                 Partners                (3,000)               $9.6328         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
12/14/98               ILL10               Partners                (2,000)               $9.5000         Sale                INET
----------------------------------------------------------------------------------------------------------------------------------
12/15/98               ILL10               Partners               (10,000)               $9.3839         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
12/15/98               BVF Ltd.            Partners                (7,500)               $9.3839         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
12/17/98               BVF                 Partners                (7,000)               $9.3125         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
12/17/98               PAL                 Partners                (3,000)               $9.3125         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
12/17/98               ZPG                 Partners                (2,000)               $9.3125         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------
12/17/98               BVF Ltd.            Partners                (8,000)               $9.3125         Sale                MONT
----------------------------------------------------------------------------------------------------------------------------------


     INET           =    Instinet
     MONT           =    Montgomery Securities